Exhibit 2.1.1

Henan Province Suixian People’s

Government

&

Beijing Frank Education Investment and

Management Co, Ltd

Acquisition Agreement for Henan Province

Suixian Senior High School Branch

Date: August 17, 2005

Acquisition Agreement for Henan Province

Suixian Senior High School Branch

Between

Henan Province Suixian People’s Government

&

Beijing Frank Education Investment and Management Co, Ltd

To adapt the requirement of the development of market economic and meet the national implementation of the strategy of developing the country through science and education, Henan Province Suixian Party Committee and People’s Government decide to use external funds to develop the local education career, so as to satisfy the urgent needs of Suixian general patriarch and students on excellent education resources.

Beijing Frank Education Investment and Management Co, Ltd possesses rich funds and can introduce American advanced running school experience according to the actual situation in China. The purpose of investment of Beijing Frank Education Investment and Management Co, Ltd is to promote the supernormal, leaping and quick development of Suixian excellent education resources.

The issue and execution of Law of the People’s Republic of China on Promotion of Privately-run Schools and The Implementation Rules of Law of the People’s Republic of China on Promotion of Privately-run Schools (“Law of Promotion of Privately-run Schools and The Implementation Rules”) means that education reform in China will make breakthrough progress, and the issue of the above policies will absolutely incur the deep reformation of education investment system and management system. To promote the development of privately-run education, our country encourages famous schools to run private schools, positively seek a variety of effective forms realizing privately-run education career, and improve the abilities of providing excellent education resources especially through the variety of effective development forms of common senior high school education, so as to solve the conflict between supply and demand on excellent education resources.

The country encourages the transform of running system of public-run schools, to activate education system, build more opening education system and release more education resources to provide excellent education resources for the society. Based on the above, Beijing Frank Education Investment and Management Co, Ltd intends to invest and pursue education career, decide to cooperate with Henan Province Suixian People’s Government on Suixian Senior High School (“Suixian School”), so as to improve the school conditions, optimize education resources, extend the running scale of Suixian School, settle the lack of excellent education resources of Suixian School, implement the reform and innovation of education system and the combination of funds advantages and current education brand, improve the brand quality of Suixian School, extend the running scale of excellent education resources, relieve the financial burden of government investment on education, realize the leaping development of Suixian School, therefore run Suixian School as national first-class high school.

I Purpose of Acquisition

1.	Through the collaboration with Suixian People’s Government, Beijing Frank Education Investment and Management Co, Ltd will reform Suixian School by use of its mechanism, system and funds advantages, and combining with local education resources, promote Suixian School to continually become an excellent senior high school in the local area even in the surrounding areas.

2.	The purpose of this Acquisition:

(1)	Sticking to “Three Favorable” principles:

•	Favorable for relieving the financial burden of government investment on education and improving income of teachers;

•	Favorable for optimizing school management system and running system;

•	Favorable for improving the brand of school and running quality.

(2)	Sticking to “Three Stable” principles:

•	Stable for the emotions of acceptance of reform by the local people;

•	Stable for management team and teachers staff;

•	Stable for the relationship between students and school.

(3)	Sticking to “Three Unchangeable” principles:

•	Unchangeable for the name and brand of school;

•	Unchangeable for the running model of school;

•

Unchangeable for the management team and teachers staff in principle. (Provided that it is not in conflict with Community Party’s polices, national relevant laws and regulations or school bylaws, the political treatments, economic treatments and promotion treatments for excellent ones of current teachers staff including retired personal shall not be changed.)

II Objective of Acquisition

1.	Suixian School has already possessed excellent running conditions and scale effects as excellent senior high school resource, Beijing Frank Education Investment and Management Co, Ltd will promote Suixian School to improve running conditions, extend running scale and realize the maximization of excellent education resource effects through the reformation of Suixian School.

2.	Relieve the financial burden of government investment on education, extend running school scale and improve the enrollment rate to the greatest extent.

III Model of Acquisition

1.	Through the collaboration with Suixian People’s Government, according to Law of Promotion of Privately-run Schools and The Implementation Rules and other related regulations, adopt multi-investment running model to make Suixian School transform into the model mainly run by social parties, and promote Suixian local education reformation and development positively.

2.	Suixian People’s Government provides legal effective document which agree the reform of Suixian School, sign the reform agreement and hand over Suixian School to Beijing Frank Education Investment and Management Co, Ltd for running. After the effectiveness of this Agreement, Suixian School continues to enjoy kinds of preferential policies of Suixian People’s Government, and accept the leading and support of Suixian Educational Bureau.

3.	For the stableness of management team and teachers staff, within the two years of the reformation of Suixian Senior High School, Suixian People’s Government continues to issue salaries, bonus and welfares of current teachers staff of school, that is named “Old staff old way”, to be favorable for the stableness of school teachers staff. After two years, salaries of Suixian Senior High School will be issued by Beijing Frank Education Investment and Management Co, Ltd through Suixian People’s Government that is named “new staff new way”. After the reformation of Suixian School, Beijing Frank Education Investment and Management Co, Ltd will accept all the teachers staff and keep the status of institution’s of teachers staff unchangeable with the support of Suixian People’s Government. The judgment of current teachers staff depends on the salary list dated Aug 30, 2005 and employment agreement (new employed teachers’ salaries are issued by Beijing Frank Education Investment and Management Co, Ltd through Suixian People’s Government), and their salary & welfare standard shall be the same with Shangqiu City No.1 Senior High School for the same position, and school’s preferential polices for the children of teachers staff will continue to be performed.

4.	For the consideration of consistent stableness and development of school, Suixian People’s Government promise and provide effective guarantee that the current status of institution’s of teachers staff will be unchangeable, and salaries & welfares will be unchangeable. After the reformation of school, Suixian People’s Government will be responsible for the arrangement of personal files of new added teachers staff, and their promotion, title, model worker choosing and awarding kinds of honor will be the same with the teachers staff from public-running schools with the support of Suixian People’s Government, they will enjoy the equal social status of the teachers staff from public-running schools and their salaries and welfares are burdened by the reformed Suixian School.

5.	Asset Appraisal and Payment

(1)	Acquisition target between Suixian People’s Government and Beijing Frank Education Investment and Management Co, Ltd is the new school area (Branch) of Suixian Senior High School, the name of Suixian Senior High School and all teachers staff (including teachers staff from old school area). Suixian People’s Government and Beijing Frank Education Investment and Management Co, Ltd agree to hand over the assets of Suixian School (Branch) including the land use right, buildings of school and Facilities & Services to an international independent accounting firm for the asset appraisal. The assets of old area of Suixian School will not be included in the appraisal; the land of new area will be appraised according to the assignment price made by government at that time. For the favorable condition to attract Beijing Frank Education Investment and Management Co, Ltd investment on Suixian education, assets from old area of school may be used for 5 years by Beijing Frank Education Investment and Management Co, Ltd for free. The use of new and old area should not be changed and transferred.

6.	After the transfer of Suixian Senior High School to Beijing Frank Education Investment and Management Co, Ltd, Beijing Frank Education Investment and Management Co, Ltd shall assume all the original creditor’s rights and liabilities of school, and shall make the payment negotiated by both Parties by installment.

	Beijing Frank Education Investment and Management Co, Ltd shall make the first payment of net assets which is RMB 10,000,000 within three months after the appraisal, the balance payment of net assets shall be paid off within two years.

‚	Beijing Frank Education Investment and Management Co, Ltd shall pay the liabilities due and pay the employee loans from teachers staff and the unpaid engineering amount in priority.

7.	After the execution of this Acquisition Agreement and the complete of appraisal, Beijing Frank Education Investment and Management Co, Ltd will invest RMB 5,000,000 into Suixian Senior High School for the building of two dorms within this year, and will build school gymnasium as soon as possible, so as to extend the whole running scale of Suixian School, satisfy the urgent needs of Suixian general patriarch and students on excellent education resources and promote the development of Suixian local education career.

8.	After the reformation, Suixian School possesses the independent legal person status, implement independent financial system and enjoy the legal status of social resources-running school and autonomy right of running school.

IV Rights and Obligations of the Parties

Suixian People’s Government promises:

1.	Provide the approval document about the reformation of Suixian School, including the approval that Suixian School will continue to enjoy the original various preferential polices provided they are not in conflict with the polices issued by the higher governments.

2.	Coordinate to maintain just rights and interests and teaching order of the reformed Suixian School with relevant departments of government, and create good development surrounding for school reformation.

3.	Provide relevant conditions and preferential polices about enrollment of students and employment of teachers for the reformed Suixian School. Besides that the current polices about enrollment of students and employment of teachers of Suixian School continue to implement, Suixian People’s Government provide other preferential polices (such as enrollment of students from multi-districts).

4.	After the execution of this Acquisition Agreement, the Parties begin to engage an international independent accounting firm for the asset appraisal.

5.	Within 60 days after the first payment by Beijing Frank Education Investment and Management Co, Ltd, the government shall be responsible for the transfer procedure of related property rights and certificates of Suixian School.

6.	Suixian People’s Government and its affiliate Suixian Education Bureau promise not to use the name “Suixian Senior High School” for the new building schools.

Beijing Frank Education Investment and Management Co, Ltd promises:

1.	Make the education and teaching management in accordance with national polices, laws and regulations, accept the supervision of education and administration bureau; complete the teaching plan and task under the national polices and laws legally, and promise that the enrollment numbers of Suixian School will not decrease compared to the current status.

2.	For the healthy, stable and sustainable development of school, Beijing Frank Education Investment and Management Co, Ltd shall not withdrawal the investment and make dividends within five years after the first payment, and the revenues of the school will continue to use for the development and scale expansion of school.

3.	After the formal execution of this Agreement, contribute the investment in time, and realize the purpose of creating local education brand, increasing education resources and extending running scale.

4.	After the reformation, stick to long-term-running and maintaining brand image principle, and shall not make short-term investment.

5.	For the guarantee of maintenance and improvement of school brand, relieve tuition fee of excellent students and poor students provided it meets the actual needs of running school.

6.	Adopt reasonable charging development strategy, continuously improving the brand of school, and ensure running quality and development scale of school.

V Retirement Problem of Current Teachers Staff

Endowment insurance, medical insurance, unemployment insurance, Industrial Injury Insurance and Housing Public Funds of current teachers staff shall be in accordance with national relevant polices. The insurance payment before the reformation shall be assumed by Suixian People’s Government (“Party A”), and the insurance payment after the reformation shall be assumed by Party B. All the treatments of already retired teachers staff shall be assumed by Party A.

VI Breach Liabilities

1.	If Party A breaches the Agreement, it shall pay the liquidated damages RMB 20,000/day to Party B.

2.	If Party B breaches the Agreement, it shall pay the liquidated damages RMB 20,000/day to Party A.

Note:

Breach by Party A refers that Party A can not handle transfer procedure within 60 days after it receive the first payment RMB 10,000,000 by Party B.

Breach by Party B refers that it can not make the first payment RMB 10,000,000 in time; it can not pay off the rest amount of net assets within two years; it can not pay the kinds of due liabilities in time and it can not guarantee the treatments of teachers staff.

VII Agreement Copies

This Agreement is in six (6) counterparts with each Party hereto holding two. The Parties shall negotiate on the other matters separately.

Party A:

Henan Province Suixian People’s Government (Chop)

Party B:

Beijing Frank Education Investment and Management Co, Ltd (Chop)

August 17, 2005